TAINR

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TAINR
Los Angeles, California

We have reviewed the accompanying financial statements of TAINR (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 24, 2023
Los Angeles, California

- 1 -

TAINR
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	63,678	$	32,733
Total Current Assets		**63,678**		**32,733**
Intangible Assets		103,585		-
Total Assets	$	**167,262**	$	**32,733**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	11,628	$	11,954
Shareholder Loan		265		16,265
Total Current Liabilities		**11,893**		**28,219**
Simple Agreement for Future Equity (SAFEs)		243,750		-
Total Liabilities		**255,643**		**28,219**
STOCKHOLDERS EQUITY				
Voting Common Stock		77,305		77,305
Non-Voting Common Stock		482		-
Additional Paid in Capital		2,508		1,284
Retained Earnings/(Accumulated Deficit)		(168,676)		(74,074)
Total Stockholders' Equity		**(88,381)**		**4,515**
Total Liabilities and Stockholders' Equity	$	**167,262**	$	**32,733**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	75,651	29,039
Research and Development	-	43,026
Sales and Marketing	1,711	2,009
Total operating expenses	77,361	74,074
Operating Income/(Loss)	(77,361)	(74,074)
Interest Expense	-	-
Other Loss/(Income)	17,241	-
Income/(Loss) before provision for income taxes	(94,602)	(74,074)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (94,602)	$ (74,074)

See accompanying notes to financial statements.

TAINR

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Voting Common Stock Shares	Voting Common Stock Amount	Non-Voting Common Stock Shares	Non-Voting Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception July 23, 2021							
Issuance of Voting Common Stock	**5,400,000**	**$ 75,000**					**$ 75,000**
Issuance of Common Stock for services provided	167,010	2,305	56,517	$ -			2,305
Share-Based Compensation					$ 1,284		1,284
Net income/(loss)						$ (74,074)	(74,074)
Balance—December 31, 2021	**5,567,010**	**77,305**	**56,517**	**-**	**1,284**	**$ (74,074)**	**$ 4,515**
Issuance of Stock	-	-	28,259	482	-		482
Share-Based Compensation					1,225		1,225
Net income/(loss)						(94,602)	(94,602)
Balance—December 31, 2022	**5,567,010**	**$ 77,305**	**84,776**	**$ 482**	**$ 2,508**	**$ (168,676)**	**$ (88,381)**

See accompanying notes to financial statements.

TAINR

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(94,602)	$	(74,074)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		11,510		-
Share-based Compensation		1,225		3,588
Changes in operating assets and liabilities:				
Credit Cards		(326)		11,954
Net cash provided/(used) by operating activities		**(82,193)**		**(58,532)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(115,095)		-
Net cash provided/(used) in investing activities		**(115,095)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		482		75,000
Borrowing on Shareholder Loans		(16,000)		16,265
Borrowing on SAFEs		243,750		-
Net cash provided/(used) by financing activities		**228,232**		**91,265**
Change in Cash		30,944		32,733
Cash—beginning of year		32,733		-
Cash—end of year	$	**63,678**	$	**32,733**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

TAINR was incorporated on July 23, 2021 in the state of California. The financial statements of TAINR (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

TAINR provides grocery retailers and CPG companies with self-serve kiosk technology for dry products, powered by our advanced inventory management and sales analytics software tool. Our smart kiosk moves inventory efficiently, minimizes restocking times, and eliminates product losses and single-use plastic packaging waste. Our mission is to revolutionize the grocery industry and create a sustainable shopping experience for all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its research and development costs which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

TAINR is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing grocery retailers and CPG companies with self-serve kiosk technology for dry products, powered by our advanced inventory management and sales analytics software tool.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $1,711 and $2,009, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Research and Development	$ 115,095	$ -
Intangible assets, at cost	**115,095**	**-**
Accumulated amortization	(11,510)	-
Intangible assets, Net	$ 103,585	$ -

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $11,510 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (11,510)
2024	(11,510)
2025	(11,510)
2026	(11,510)
Thereafter	(57,545)
Total	$ (103,585)

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 6,000,000 shares of voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 5,567,010 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 4,000,000 shares of Non-Voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 84,776 shares and 56,517 shares were issued and outstanding, respectively.

5. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.00	-
Granted	5,623,527		
Vested	2,867,010		
Forfeited	-		-
Outstanding at December 31, 2021	2,756,517	$ 0.00	9.69
Granted	28,259	$ 0.00	
Vested	2,734,956	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	49,820	$ 0.00	8.69

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 and 2021 was $1,225 and $1,284, respectively.

6. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Katherine Silva	$ 8,132	0.00%	Fiscal Year 2021	No set maturity	$ 132		$ 132	$ 8,132		$ 8,132
Camilo Giraldo	$ 8,132	0.00%	Fiscal Year 2021	No set maturity	132		132	8,132		8,132
Total					$ 265	$ -	$ 265	$ 16,265	$ -	$ 16,265

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I - VI	$ 225,000	Fiscal Year 2017	$ 6,000,000		$ 225,000	$ -
Change in Fair Value					$ 18,750	
Total SAFE(s)	$ 225,000				$ 243,750	$ -

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (28,229)	$ (14,261)
Valuation Allowance	28,229	14,261
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (42,490)	$ (14,261)
Valuation Allowance	42,490	14,261
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $142,393, and the Company had state net operating loss ("NOL") carryforwards of approximately $142,393. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the year 2021, the Company borrowed money from the owner, Katherine Silva in the amount of $8,132 and Camilo Giraldo in the amount of $8,132. The loans bear no interest rate and have no defined maturity dates. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $265 and $16,265, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 24, 2023, which is the date the financial statements were available to be issued.

On May 12, 2023, the Company issued a Simple Agreements for Future Equity ("SAFE") in the amount of $50,000. Valuation CAP is set to $8,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $77,361, an operating cash flow loss of $82,193, and liquid assets in cash of $63,678, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.